Exhibit-99.77C VOTES

Sub-Item 77C: Matters submitted to a vote of security holders

A Special Meeting of Stockholders was held on Thursday, December 19, 2013 at the offices of Clifford Chance US, LLP, 31 West 52nd Street, New York, NY 10019. The description of the proposals and number of shares voted at the meeting are as follows:

1. To approve an investment management agreement between the Fund and Aberdeen Asset Management Asia Limited.

Number of Shares/Votes
Voted For	Voted Against	Proxy Authority Withheld
5,532,647	2,426,031	26,298